Exhibit 21.1

Subsidiaries of the Registrant

1)	Par Piceance Energy Equity, LLC – Delaware

2)	Texadian Energy, Inc. – Delaware

3)	Par Point Arguello, LLC – Delaware

4)	EWI, LLC – Delaware

5)	Par Washington, LLC – Delaware

6)	Par Utah, LLC – Delaware

7)	Par New Mexico, LLC – Delaware

8)	HEWW Equipment, LLC – Delaware

9)	Texadian Energy Canada Limited – Alberta, Canada

10)	Piceance Energy, LLC – Delaware

11)	Castle Exploration Company Inc. – Pennsylvania